FAIR WIND SECRETARIAL SERVICES LIMITED

富榮秘書服務有限公司

Address changed to:
8th Floor, Kailey Tower,
16 Stanley Street, Central, Hong Kong.

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
[redacted]丹利街十六號騏利大廈九樓
[redacted]x: 2827 4836 • E-mail: fw@fairwind.com.hk

07020330

Your Ref:

Our Ref: S/5411/89 LTO/sl

8th January, 2007

Securities and Exchange Commission,
Division of Corporate Finance,
Office of International Corporate Finance,
Room 3045 (Stop 3-4),
450 Fifth Street,
Washington, D.C.20549,
United States of America.

SUPPL

PROCESSED

JAN 18 2007

THOMSON FINANCIAL

Ladies and Gentlemen,

Re: Starlight International Holdings Limited
("the Company")
Rule 12g3-2(b) Exemption
File No.82-3594

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of the Company, enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 11, 1994.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2827 4748 in Hong Kong if you have any questions.

Thank you for your attention.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

LO Tai On
Director

Enc.
c.c. the Company

Annex A to Letter to the SEC
Dated 8th January, 2007 of
Starlight International Holdings Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on January 11, 1994:-

DESCRIPTION OF DOCUMENT

1. Title : Half Yearly Report and Preliminary Announcement

   Date : 2006/2007

   Entities requiring item: HKSE pursuant to Exchange Listing Agreement.

2. Title : Notification of movement of securities in Hong Kong

   Date : 31st December, 2006

   Entities requiring item: HKSE pursuant to Exchange Listing Agreement; and

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31st December, 2006

TO: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From: Starlight International Holdings Limited
(Name of Company)

Mr. Peter LEE Yip Wah Tel No.: 2827 1778
(Name of Responsible Official)

Date: 3rd January, 2007

(A) **Information of Types of Listed Equity Securities**:
(please tick wherever applicable)

1.	Ordinary shares	:	√	2.	Preference shares:
3.	Other classes of shares	:			please specify: ______
4.	Warrants	:			please specify: ______

(B) **Movement in Authorised Share Capital**:

	No. of Ordinary shares/Preference shares/other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	1,250,000,000	$0.40	$500,000,000
Increase/(Decrease) (SGM approval date):	Nil	Nil	Nil
Balance at close of the month:	1,250,000,000	$0.40	$500,000,000

(C) **Movement in Issued Share Capital**:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	765,805,614	Nil	Nil
Increase/(Decrease) during the month	110,000	Nil	Nil
Balance at close of the month:	765,915,614	Nil	Nil

(D) Details of Movement:
* please delete and insert "N/A" wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee share option scheme adopted on 12th September, 2002						
Exercise price: HK$0.86	15,144,000	Nil	Nil	Nil	12,572,000	
Exercise price: HK$0.808	3,000,000	Nil	Nil	Nil	3,000,000	
Exercise price: HK$0.814	2,500,000	Nil	Nil	Nil	2,500,000	
Exercise price: HK$0.80	1,580,000	Nil	80,000	Nil	1,500,000	80,000
Exercise price: HK$0.89	18,720,000	Nil	30,000	Nil	18,690,000	30,000
Exercise price: HK$1.15	500,000	Nil	Nil	Nil	500,000	
Exercise price: HK$1.45	2,000,000	Nil	Nil	Nil	2,000,000	
2. Employee share option scheme adopted on Exercise price: HK$						
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ________ Subscription price HK$ ____ 2. ________ Subscription price HK$ ____						

CONVERTIBLES* Class	Units	Converted (Units)	Units
Convertibles Notes Convertible price: HK$ ________	N/A	N/A	N/A

OTHER ISSUES OF SHARES*		
Rights Issue	Price:	Issue and allotment Date:
Placing	Price:	Issue and allotment Date:
Bonus Issue		Issue and allotment Date:
Scrip Dividend		Issue and allotment Date:
Repurchase of share		Cancellation Date:
Redemption of share		Redemption Date:
Consideration issue	Price:	Issue and allotment Date:
Others (Please specify)	Price:	Issue and allotment Date:

Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:	110,000 ===========

Remarks:

Authorised Signatory:

Name: Peter LEE Yip Wah
Title: Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.
#a5411/form1.doc/sl

STARLITE

升岡國際有限公司

Starlight International Holdings Ltd

(Incorporated in Bermuda with Limited Liability)

INTERIM REPORT 2006/07

Stock Code: 485


I wanna watch it
I wanna listen to it
we add STARLITE to life
I wanna play it
I wanna have it



our mission

In striving to become a world leader in the consumer electronics arena, we pledge to serve customers with innovation and quality services, operate an efficient organization to create value for all stakeholders and honour our responsibilities as a good global corporate citizen.





CORPORATE INFORMATION

BOARD OF DIRECTORS

Executive Directors:
Lau Sak Hong, Philip
Lau Sak Kai, Anthony
Lau Sak Yuk, Andy

Non-executive Director:
Hon Sheung Tin, Peter

Independent Non-executive Directors:
Ho Hau Chong, Norman
Chan Chak Chung
Chuck Winston Calptor

SECRETARY

Peter Lee Yip Wah

QUALIFIED ACCOUNTANT

Chan Po Chung, Norman

AUDITORS

Deloitte Touche Tohmatsu

AUDIT COMMITTEE

Ho Hau Chong, Norman
Hon Sheung Tin, Peter
Chan Chak Chung

REMUNERATION COMMITTEE

Hon Sheung Tin, Peter
Chan Chak Chung
Winston Calptor Chuck

PRINCIPAL BANKERS

The Hongkong and Shanghai Banking Corporation
Standard Chartered Bank
Hang Seng Bank Limited
Industrial and Commercial Bank of China (Asia) Limited

SOLICITORS

Hon & Company

SHARE REGISTRARS AND TRANSFER OFFICE IN HONG KONG

Secretaries Limited
26th Floor, Tesbury Centre
28 Queen's Road East
Wanchai, Hong Kong
Tel: (852) 2580 1888

REGISTERED OFFICE

Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

PRINCIPAL OFFICE

5th Floor, Shing Dao Industrial Building
232 Aberdeen Main Road
Hong Kong
Tel: (852) 2554 6303
Fax: (852) 2873 0230
email: starlite@starlight.com.hk
website: www.starlight.com.hk

STOCK CODE

The Stock Exchange of Hong Kong Limited:
485

INTERIM RESULTS

The Board of Directors of Starlight International Holdings Limited (the "Company") is pleased to announce the unaudited condensed consolidated financial statement of the Company and its subsidiaries (the "Group") for the period ended 30 September 2006 together with the comparative figures for 2005 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2006

	Notes	**01.04.2006 to 30.09.2006 *HK$'000* (Unaudited)**	*01.04.2005* to 30.09.2005 *HK$'000* (Unaudited)
Turnover	*2*	**1,479,301**	836,532
Cost of sales		**(1,197,811)**	(721,129)
Gross profit		**281,490**	115,403
Other income	*3*	**10,978**	13,508
Distribution costs		**(131,446)**	(33,282)
Administration expenses		**(59,688)**	(39,235)
Share of profits/(loss) of associates		**1,089**	(3)
Finance costs		**(5,807)**	(2,144)
Profit before taxation		**96,616**	54,247
Taxation	*5*	**(11,157)**	(2,751)
Net profit for the period		**85,459**	51,496
Attributable to:			
Shareholders of the Company		**81,906**	51,029
Minority interests		**3,553**	467
		85,459	51,496
Earnings per share			
– Basic	*6*	**10.8 cents**	6.7 cents
– Diluted	*6*	**10.4 cents**	6.5 cents
Interim Dividend per share	*7*	**4.5 cents**	3.0 cents

CONDENSED CONSOLIDATED BALANCE SHEET
AT 30 SEPTEMBER 2006

	Notes	At 30.9.2006 HK$'000 (Unaudited)	At 31.3.2006 HK$'000 (Audited)
ASSETS AND LIABILITIES			
Non-current assets			
Investment properties		**76,500**	76,500
Property, plant and equipment	*8*	**308,760**	294,734
Prepaid lease payments		**4,257**	4,257
Product development costs		**1,300**	1,300
Goodwill		**40,674**	9,149
Interest in associates		**9,791**	1,701
Available-for-sale investments		**24,099**	24,099
Deferred tax assets		**1,929**	1,929
Deposit for acquisition of subsidiaries		–	15,537
		467,310	429,206
Current assets			
Inventories		**544,149**	376,034
Properties for sale		**1,453**	1,453
Debtors, deposits and prepayments	*9*	**766,706**	293,323
Prepaid lease payments		**121**	121
Amounts due from associates		**2,800**	2,940
Taxation recoverable		**2,490**	2,089
Available-for-sale investments		**2,489**	150
Investments held for trading		**26,566**	27,767
Derivative financial instruments		**20,895**	4,659
Bank balances and cash		**153,059**	81,745
		1,520,728	790,281

	Notes	At 30.9.2006 HK$'000 (Unaudited)	At 31.3.2006 HK$'000 (Audited)
Current liabilities			
Creditors and accrued charges	10	**636,636**	252,391
Amount due to an associate		**2,809**	2,809
Derivative financial instruments		**601**	454
Taxation payable		**31,094**	4,478
Borrowings – amount due within one year		**515,175**	220,792
Bank overdrafts		**3,538**	2,311
		1,189,853	483,235
Net current assets		**330,875**	307,046
Total assets less current liabilities		**798,185**	736,252
Non-current liabilities			
Deferred tax liabilities		**4,488**	7,558
		793,697	728,694
Capital and reserves			
Share capital	11	**303,128**	304,352
Share premium and reserves		**483,208**	422,825
Equity attributable to shareholders		**786,336**	727,177
Minority interests		**7,361**	1,517
Total equity		**793,697**	728,694

CONDENSED STATEMENT OF CHANGES IN EQUITY

	Share capital HK$'000	Share premium HK$'000	Merger reserve HK$'000	Goodwill reserve HK$'000	Investment revaluation reserve HK$'000	Other property revaluation reserve HK$'000	Translation reserve HK$'000	Share option reserve HK$'000	Capital redemption reserve HK$'000	Accumulated profits HK$'000	Minority interest HK$'000	Total HK$'000
The Group												
At 31 March 2005	305,043	83,782	37,138	(3,688)	-	1,682	10,126	-	47,812	199,919	1,553	683,367
Exchange difference arising on translation of operation outside Hong Kong not recognised in consolidated income statement	-	-	-	-	-	-	1,499	-	-	-	-	1,499
Repurchase of shares	(1,754)	-	-	-	-	-	-	-	-	-	-	(1,754)
Capital redemption reserves arising from repurchase of shares	-	-	-	-	-	-	-	-	1,754	(1,754)	-	-
Premium on repurchase of shares	-	-	-	-	-	-	-	-	-	(942)	-	(942)
Net profit for the period	-	-	-	-	-	-	-	-	-	51,029	467	51,496
Dividend paid	-	-	-	-	-	-	-	-	-	(15,171)	-	(15,171)
At 30 September 2005	303,289	83,782	37,138	(3,688)	-	1,682	11,625	-	49,566	233,081	2,020	718,495
Decrease in fair value of available-for-sale investment	-	-	-	-	(35)	-	-	-	-	-	-	(35)
Exchange difference arising on translation of operation outside Hong Kong not recognised in consolidated income statement	-	-	-	-	-	-	583	-	-	-	-	583
Issue of shares upon exercise of share options	1,800	405	-	-	-	-	-	-	-	-	-	2,205
Recognition of equity settled share based payments	-	-	-	-	-	-	-	3,392	-	-	-	3,392
Increase in fair value of leasehold properties transfer to investment propert es	-	-	-	-	-	325	-	-	-	-	-	325
Repurchase of shares	(737)	-	-	-	-	-	-	-	-	-	-	(737)
Capital redemption reserves arising from repurchase of shares	-	-	-	-	-	-	-	-	737	(737)	-	-
Premium on repurchase of shares	-	-	-	-	-	-	-	-	-	(344)	-	(344)
Net profit for the period	-	-	-	-	-	-	-	-	-	28,112	(503)	27,609
Dividend paid	-	-	-	-	-	-	-	-	-	(22,799)	-	(22,799)
At 31 March 2006	304,352	84,187	37,138	(3,688)	(35)	2,007	12,208	3,392	50,303	237,313	1,517	728,694
Repurchase of shares	(1,224)	-	-	-	-	-	-	-	-	-	-	(1,224)
Exchange difference arising on translation of operation outside Hong Kong not recognised in consolidated income statement	-	-	-	-	-	-	3,467	-	-	-	-	3,467
Capital redemption reserve arising from repurchase of shares	-	-	-	-	-	-	-	-	1,224	(1,224)	-	-
Premium on repurchase of shares	-	-	-	-	-	-	-	-	-	(2,255)	-	(2,255)
Profit for the period	-	-	-	-	-	-	-	-	-	81,906	5,844	87,750
Dividend paid	-	-	-	-	-	-	-	-	-	(22,735)	-	(22,735)
At 30 September 2006	303,128	84,187	37,138	(3,688)	(35)	2,007	15,675	3,392	51,527	293,005	7,361	793,697

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2006

	Six months ended	
	30.9.2006	30.9.2005
	HK$'000	*HK$'000*
	(Unaudited)	(Unaudited)
Net Cash used in Operating Activities	**(137,568)**	(124,215)
Net Cash used in Investing Activities	**(60,514)**	(21,482)
Net Cash inflow from Financing Activities	**268,169**	184,615
Net Increase in Cash and Cash Equivalents	**70,087**	38,918
Cash and Cash Equivalents at 1 April	**79,434**	57,551
Cash and Cash Equivalents at 30 September	**149,521**	96,469
Analysis of balances of Cash and Cash equivalents		
Bank balances and cash	**153,059**	97,270
Bank overdrafts	**(3,538)**	(801)
	149,521	96,469

NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2006

1. BASIS OF PREPARATION AND ACCOUNTING POLICIES

These unaudited condensed consolidated financial statements have been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants.

These condensed consolidated financial statements should be read in conjunction with the annual financial statements for the year ended 31 March 2006.

The accounting policies and methods of computation used in the preparation of these condensed consolidated financial statements are consistent with those used in the annual financial statements for the year ended 31 March 2006, except that the Group has adopted certain amendments to standards and interpretations which are effective for accounting periods commencing on or after 1 January 2006.

The changes to the Group's accounting policies and the effect of adopting these new policies are set out below.

In the current period, the Group adopted the following amendments to standards and interpretations which are effective for accounting periods beginning on or after 1 January 2006 and which are relevant to its operations. The adoption of these amendments to standards and interpretations had no material effect on the results and financial position for the current or prior accounting period as prepared and presented. Accordingly, no prior year adjustment has been required.

HKAS 21 (Amendment)	Net Investment in a Foreign Operation
HKAS 39 & HKFRS 4 (Amendment)	Financial Guarantee Contracts
HKFRS – Int 4	Determining whether an Arrangement contains a Lease

The Group has not early adopted the following new standard, amendment to standard and interpretations that have been issued but are not yet effective in these condensed consolidated financial statements:

HKAS 1 (Amendment)	Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HK(IFRIC) – Int 8	Scope of HKFRS 2
HK(IFRIC) – Int 9	Reassessment of Embedded Derivatives

2. SEGMENT INFORMATION

Business segments

The Group is currently organised into three operating divisions – design, manufacture and sale of electronic products, securities trading and property development. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Six months ended 30 September 2006

	Design, manufacture and sale of electronic products *HK$'000*	**Securities trading** *HK$'000*	**Property development** *HK$'000*	**Consolidated** *HK$'000*
TURNOVER	**1,458,734**	**20,567**	**–**	**1,479,301**
SEGMENT RESULT	**100,041**	**607**	**–**	**100,648**
Interest income				**686**
Share of profit of associates				**1,089**
Finance costs				**(5,807)**
Profit before tax				**96,616**
Taxation				**(11,157)**
Profit for the period				**85,459**

Six months ended 30 September 2005

	Design, manufacture and sale of electronic products *HK$'000*	Securities trading *HK$'000*	Property development *HK$'000*	Consolidated *HK$'000*
REVENUE	826,208	10,324	–	836,532
SEGMENT RESULT	55,958	1,088	(143)	56,903
Interest income				236
Unallocated corporate expenses				(745)
Share of loss of associates				(3)
Finance costs				(2,144)
Profit before tax				54,247
Taxation				(2,751)
Profit for the period				51,496

3. OTHER INCOME

	Six months ended 30 September 2006 HK$'000	2005 HK$'000
Other income includes the follows:		
Loss on disposal of fixed assets	**(4)**	(2,468)
Unrealised holding (loss)/gain on investments	**(2,033)**	758
Impairment loss recognised in respect of investment securities	**–**	(52)

4. DEPRECIATION AND AMORTISATION

During the period, depreciation and amortization of approximately HK$26,106,000 (HK$18,504,000 for the six months ended 30 September 2005) was charged to the consolidated income statement in respect of the Group's property, plant and equipment and product development costs.

5. TAXATION

	Six months ended 30 September 2006 HK$'000	2005 HK$'000
The charge comprises:		
Hong Kong Profits Tax		
Current	**4,400**	1,505
Taxation in other jurisdictions	**6,757**	1,246
Taxation attributable to the Company and its subsidiaries	**11,157**	2,751

Hong Kong Profits Tax is calculated at 17.5% (2005:17.5%) of the estimated assessable profit for the period.

Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

6. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is computed based on the following data:

	Six months ended 30 September 2006	2005
Net profit for the period and profit for the purpose of basic and diluted earnings per share	**HK$81,906,000**	HK$51,029,000
Weighted average number of shares for the purpose of basic earnings per share	**758,361,559**	759,626,011
Effect of dilutive potential ordinary shares for the purpose of dilutive earnings per share – Share option	**33,068,091**	31,767,657
Weighted average number of ordinary shares for the purpose of dilutive earnings per share	**791,429,650**	791,393,668

7. INTERIM DIVIDEND

The directors have declared an interim dividend of HK4.50 cents per share for the year ending 31 March 2007 (Year ended 31 March 2006: HK3.00 cents) payable to the shareholders of the Company whose names appear in the register of members on 19 January 2007.

8. *PROPERTY, PLANT AND EQUIPMENT*

	Six months ended 30 September	
	2006	2005
	HK$'000	*HK$'000*
Net book value at beginning of year	**294,734**	297,157
Transfer to prepaid lease on reclassifications	**–**	(5,094)
Currency realignment	**2**	2
Additions	**40,254**	28,020
Disposal	**(352)**	(42,306)
Depreciation	**(26,106)**	(18,331)
Depreciation write back on disposal	**228**	33,810
	308,760	293,258

9. DEBTORS, DEPOSITS AND PREPAYMENTS

At 30 September 2006, debtors, deposits and prepayments included trade debtors of HK$702,405,000 (31 March 2006: HK$252,264,000). The Group provides credit periods of up to 90 days, depending on the products sold, to its trade customers. The following is an aged analysis of accounts receivable at the reporting date:

	30/9/2006	31/3/2006
	(Unaudited)	(Audited)
	HK$'000	*HK$'000*
0 – 30 days	**569,700**	194,355
31 – 60 days	**63,157**	21,267
61 – 90 days	**31,641**	10,560
Over 90 days	**37,907**	26,082
	702,405	252,264

10. CREDITORS AND ACCRUED CHARGES

At 30 September 2006, creditors and accrued charges included trade creditors of HK$389,575,000 (31 March 2006: HK$211,357,000). The aged analysis of trade creditors at the balance date is as follows:

	30/9/2006	31/3/2006
	(Unaudited)	(Audited)
	HK$'000	*HK$'000*
0 – 30 days	**336,026**	94,875
31 – 60 days	**34,768**	44,773
61 – 90 days	**13,781**	23,796
Over 90 days	**5,000**	47,913
	389,575	211,357

11. SHARE CAPITAL

	Number of shares	Issued and Fully paid Share capital *HK$'000*
Balance at 1 April 2006	760,880,614	304,352
Repurchase of shares	*(3,060,000)*	*(1,224)*
Balance at 30 September 2006	757,820,614	303,128

The Company repurchased its own shares on the Stock Exchange as follows:

Month	Number of Shares	Price per share Lowest *HK$*	Price per share Highest *HK$*	Aggregate Consideration *HK$*
May 2006	765,000	1.11	1.13	856,650
June 2006	2,295,000	1.11	1.16	2,621,850
	3,060,000			3,478,500

12. CAPITAL COMMITMENTS

	30/9/2006 ***HK$'000***	31/3/2006 *HK$'000*
Capital expenditure contracted for but not provided in the financial statements – property, plant and equipment	**3,941**	3,104
Capital expenditure contracted for but not provided in the financial statements – acquisition of subsidiaries	–	7,769

13. CONTINGENT LIABILITIES

As at 30 September 2006 the Group had contingent liabilities for bills discounted with recourse of nil (31 March 2006: HK$ Nil).

14. RELATED PARTY TRANSACTIONS

There were no significant related party transactions undertaken by the Group at any time during the six-months period.

CLOSING OF REGISTER OF MEMBERS

The register of members of the Company will be closed from Tuesday, 16 January 2007 to Friday, 19 January 2007, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the entitlement of the interim dividend, all outstanding transfers accompanied by the relevant share certificates must be lodged with the Company's Hong Kong Share Registrars, Secretaries Limited, not later than 4:00 p.m. on Monday, 15 January 2007. The address is 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

Dividend warrants will be dispatched to shareholders on Thursday, 25 January 2007.

BUSINESS REVIEW

Group Results

The Board of directors have pleasure to report that the Group achieved a very encouraging interim results, both in turnover and profit attributable to shareholders during the period.

For the six months ended 30 September 2006, the Group recorded a turnover of HK$1.48 billion, against HK$837 million for the corresponding period last year, an increase of 77%. Profit attributable to shareholders increased by 60.5% to HK$81,906,000 compared to HK$51,029,000 for the corresponding period last year.

Electronics Division

During the period under review, The Group's core business, Electronics Division, recorded sales of HK$1.46 billion, against HK$826 million for the corresponding period last year, an increase of 77%. The factors attributed to the substantial increase in sales include:

- Strong demand of video products which include portable TFT DVD players, TV DVD combo units;
- Replacing low value audio products with high value added MP3 products;
- Introduction of a new "Youth Electronics" products line to the youth market;
- Increase our profile as a major manufacturer and the success of our strategy of selling directly to key buyers in North America and in Europe;
- Contribution from Singing Machine Company, Inc. our newly acquired subsidiary in the United States for sales of HK$111 million.

The Electronics Division returned segment profit before interest, taxation and minority interest of HK$100,041,000 to shareholders during this six months, an increase of 78.8% compared with HK$55,958,000 for the same period last year. The higher profit was a result of:

- Strong sales performance
- Replacing OEM business, which had a lower profit margin with higher profit margin products such as video and youth electronics.

- Selling direct to the key customers which enabled us to achieve a better gross margin by eliminating middle persons.

- Consolidating pro-rated net profit after tax from Singing Machine Company, Inc for an amount of HK$3.3 million.

Distribution costs, which include payments of royalties, sales commissions, warehousing and freight increased significantly compared with the corresponding period in last year. As a percentage of sales, distribution costs increased from 3.9% to 8.9%. The main increase was due to the concentration in video sales, which require payments of license fees and royalties to patent holders. By selling direct to key customers, we incurred warehousing costs to provide back up to our customers' "just-in-time" purchasing policy.

Administrative expenses increased by approximately 20% (excluding HK$12.6 million for Singing Machine Company, Inc., its accounts were the first time to be consolidated) which were mainly incurred to strengthen the marketing team.

Securities Trading

The Division recorded a turnover of HK$20.6 million and a segment contribution of 0.6 million during the period.

Property Development

No transaction recorded during the period.

PROSPECTS

The Board of directors is optimistic and expects strong performance to continue in the second half of the fiscal year. We believe demands for video products will continue to be strong. Under license, we are launching to make and distribute the Disney products beginning delivery in January 2007. Major retailers in the United States and Canada have committed to purchase many of the items in the new line up, which comprise of four of Disney's most popular franchises. At the January 2007 Consumer Electronics Show in Las Vegas, we have planned to launch two entire new lines of products. These are kitchen electronics and digital photo frames. We have already received very positive feedback from our key customers in these series of audio and video products and we have available capacity to make delivery in January, 2007. We are confident that we will continue to build our business with our current customers and open new accounts and markets in the near future.

FINANCIAL POSITION

Liquidity and Financial Resources

The financial position of the Group remained stable. As at 30 September 2006 cash and deposits and marketable securities amounted to approximately HK$200,520,000, as compared to approximately HK$114,171,000 at 31 March 2006.

Gearing ratio, calculated as total bank borrowings to shareholders' fund was 0.66 (31 March 2006: 0.31), and net bank borrowings as a percentage to Shareholders' fund was 0.46 for the period (31 March 2006: 0.19). Current ratio calculated as current assets to current liabilities was 1.28 (31 March 2006: 1.64).

The increase in bank borrowings as at 30 September 2006 was caused by seasonal effect. September is the beginning of peak season and thus accounts receivable increased substantially. Financial position will greatly improve after the collection of the sales proceeds.

Financing and Capital Structure

The Group finances its operations by a combination of retained earnings and bank borrowings.

As at 30 September 2006 total banking facilities granted to the Group amounted to HK$638 million of which HK$536 million were utilized. All bank borrowings are denominated in Hong Kong dollars or US dollars at prevailing market interest rate.

Group's transactions were mostly denominated in US dollars and Hong Kong dollars. The exposure to exchange risk was minimal.

Pledge of Assets

As at 30 September 2006, the Group pledged certain assets and securities with carrying value of HK$57,583,000 (Year ended 31 March 2006: HK$123,391,000) to secure the general credit facilities and the margin accounts with brokers.

STAFF

As at 30 September 2006, the Group had a total staff of 5,766 of which 5,619 were employed in the PRC for the Group's manufacturing and distribution business.

The Group provides employee benefits such as staff insurance, retirement scheme, discretionary bonus and share option scheme and also provides in-house training programmes and external training sponsorship.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the period, the Company repurchased its shares on the Stock Exchange as follows:

Month	Number of shares	Price per share Lowest	Price per share Highest	Aggregate Consideration
		HK$	*HK$*	*HK$*
May 2006	765,000	1.11	1.13	856,650
June 2006	2,295,000	1.11	1.16	2,621,850
	3,060,000			3,478,500

The above shares were cancelled upon repurchase and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. The premium on repurchase was debited to accumulated profits. An amount equivalent to the nominal value of the shares cancelled was transferred from accumulated profits to the capital redemption reserve.

DIRECTORS' INTEREST AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY

As at 30 September 2006, the interests and short positions of the directors and chief executives in the shares of the Company and associated corporations, as defined in Part XV of Securities and Futures Ordinance (the "SFO") and as recorded in the register required to be kept by the Company under section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited ("HKSE") pursuant to the Model Code for Securities Transactions by the Directors of Listed Companies, were as follows:

	Number of shares of the Company held				
	Personal Interest	Corporate Interest	Other Interest	Total	% of total Issued Shares as at 30.9.2006
Executive directors:					
Lau Sak Hong, Philip	75,131,572	3,018,090 (a) 10,100,415 (b)	168,114,050 (c)	256,364,127	33.83%
Lau Sak Kai, Anthony	37,265,929	3,018,090 (a) 10,100,415 (b)	-	50,384,434	6.65%
Lau Sak Yuk, Andy	35,059,107	3,018,090 (a) 10,100,415 (b)	-	48,177,612	6.36%
Non-executive director:					
Hon Sheung Tin, Peter	194,645	-	-	194,645	0.03%
Independent non-executive director:					
Chuck Winston Calptor	770,000	-	-	770,000	0.10%

Notes:

(a) These shares are held through K.K. Nominees Limited, a company which is beneficially owned by Lau Sak Hong, Philip, Lau Sak Kai, Anthony and Lau Sak Yuk, Andy (hereinafter collectively with other family members referred to as the "Lau family"). Accordingly, Lau family is deemed to be interested in the shares held by K.K. Nominees Limited.

(b) These shares are held through Wincard Management Services Limited, a company which is beneficially owned by the Lau family. Accordingly, Lau family is deemed to be interested in the shares held by Wincard Management Services Limited.

(c) These shares are beneficially owned directly or indirectly by Philip Lau Holding Corporation, a company beneficially owned by a discretionary trust, the discretionary objects of which include Lau Sak Hong, Philip and his associate. Accordingly, Lau Sak Hong, Philip is deemed to be interested in the shares held by Philip Lau Holding Corporation.

Save as disclosed above and other than certain nominee shares in subsidiaries held by directors in trust for the Company or its subsidiaries as at 30 September 2006, no director or chief executive of the Company held any interest in the securities of the Company or any of its associated corporations as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company pursuant to the Model Code for Securities Transactions by the Directors of Listed Companies.

DIRECTORS' RIGHT TO ACQUIRE SHARES

Under the Company's share option scheme which was approved and adopted at the special general meeting of the Company held on 12 September 2002 for a period of 5 years, the directors may grant options to any eligible employees of the Group, including directors, of the Company and its subsidiaries to subscribe for shares in the Company. Options granted are exercisable within a period of five years commencing from the date of grant of the options.

Movements of the options granted pursuant to the Scheme during the period ended 30 September 2006 are as follows:

Name of grantee	Date of grant	Exercise price *HK$*	Number of option shares outstanding at 1.4.2006	Number of option shares granted during the period	Number of option shares at 30.9.2006
Employees	2.5.2003	0.40	1,700,500	–	1,700,500
	10.10.2003	0.86	15,144,000	–	15,144,000
	24.8.2004	0.808	3,000,000	–	3,000,000
	2.11.2004	0.814	2,650,000	–	2,650,000
	22.12.2005	0.80	4,910,000	–	4,910,000
	5.1.2006	0.89	19,160,000	–	19,160,000
	16.8.2006	1.15	–	500,000	500,000
			46,564,500	500,000	47,064,500

Notes:

(1) The above options were granted for an exercise period of five years from the date of grant of the options. The consideration paid by each grantee was HK$1.

(2) The closing price of the share of the Company immediately before the date on which the options were granted was HK$1.14 per share.

(3) No option was exercised, lapsed or cancelled during the period.

Save as aforesaid, at no time during the period was the Company or any of its subsidiaries a party to any arrangement to enable a director of the Company to acquire benefits by means of the acquisition of shares in the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS

As at 30 September 2006, the following persons, other than the interest disclosed above in respect of the directors, had interest in 5% or more in the shares and underlying shares of the Company, have been notified to the Company and recorded in the register of substantial shareholders' interest in shares and short positions required to be kept under section 336 of Part XV of the SFO:

Name of Shareholders	Number of Ordinary Shares in which *interested*	% of total issued shares as at 30 *September 2006*
Cheah Cheng Hye	45,480,000	6.00%
Lee Yu Chiang	42,140,878	5.54%
Value Partners Limited	45,480,000	6.00%

Save as mentioned above and in section of "Directors' Interests in Securities", as at 30 September 2006, the register maintained by the Company pursuant to section 336 of the SFO recorded no other interests or short positions in shares of the Company.

CORPORATE GOVERNANCE

The Company has met the code provisions of the Code on Corporate Governance Practices ("the Code") as set out in the Appendix 14 of The Rules Governing the Listing of Securities on the Stock Exchange during the six months period ended 30 September 2006 except as disclosed below.

Pursuant to Code provision A.2.1, the roles of chairman and chief executive officer of an issuer should be separated and should not be performed by the same individual. The division of responsibilities between the chairman and chief executive officer should be clearly established and set out in writing. Mr. Lau Sak Hong, Philip is currently the chairman and managing director of the Group. Having considered the current business operation and the size of the Group, the Board is of the view that Mr. Lau Sak Hong, Philip acting as both the chairman of the Board and the managing director of the Group is acceptable and in the best interest of the Group. The Board will review this situation periodically.

DIRECTORS' SECURITIES TRANSACTIONS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Listing Rules, as the code of conduct regarding directors' securities transactions. Having made specific enquiry of all directors, they all confirmed that they have complied with the Model Code throughout the six months period ended 30 September 2006.

AUDIT COMMITTEE

The Company has established an audit committee comprising Messrs. Peter Hon Sheung Tin, Norman Ho Hau Chong and Chan Chak Chung. The audit committee together with the management of the Company has reviewed the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including review of the interim report for the six months ended 30 September 2006.

BOARD OF DIRECTORS

As at the date of this report, the Board of Directors comprises three executive directors, namely Mr. Lau Sak Hong, Philip, Mr. Lau Sak Kai, Anthony, Mr. Lau Sak Yuk, Andy and a non-executive director, namely Mr. Hon Sheung Tin, Peter and three independent non-executive directors namely, Mr. Ho Hau Chong, Norman, Mr. Chan Chak Chung and Mr. Winston Calptor Chuck.

By Order of the Board
Lau Sak Hong, Philip
Chairman

Hong Kong, 19 December 2006

STARLITE

升岡國際有限公司
Starlight International Holdings Ltd
（在百慕達註冊成立的有限公司）

2006/07 中期業績報告

股份代號：485



I wanna watch it
I wanna listen to it
we add STARLITE to life
I wanna play it
I wanna have it



集團使命



我們承諾透過為客戶提供創新優質的產品
和服務，建立高效率的企業架構，
為股東及客戶創造價值，並且克盡良好
世界企業公民的責任，矢志成為全球領先
的消費電子產品商。


Any style

公司資料

董事局
執行董事：
劉錫康
劉錫淇
劉錫澳

非執行董事：
韓相田

獨立非執行董事：
何厚鏘
陳澤仲
卓育賢

秘書
李業華

合資格會計師
陳寶松

核數師
德勤•關黃陳方會計師行

審核委員會
何厚鏘
韓相田
陳澤仲

薪酬委員會
韓相田
陳澤仲
卓育賢

主要銀行
香港上海滙豐銀行
渣打銀行
恒生銀行有限公司
中國工商銀行(亞洲)

律師
韓潤燊律師事務所

香港股票過戶登記處
秘書商業服務有限公司
香港灣仔
皇后大道東28號
金鐘匯中心
26樓
電話：(852)2580 1888

註冊辦事處
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

主要辦事處
香港
香港仔大道二百三十二號
城都工業大廈五樓
電話：(852) 2554 6303
傳真：(852) 2873 0230
電子郵件：starlite@starlight.com.hk
網址：www.starlight.com.hk

股份代號
香港聯合交易所有限公司：485

中期業績

升岡國際有限公司（「本公司」）董事局宣佈本公司及其附屬公司（「本集團」）截至二零零六年九月三十日止六個月之未經審核綜合中期業績報表，連同二零零五年同期之比較數字如下：

綜合收益表

截至二零零六年九月三十日止六個月

	附註	**01.04.2006 至 30.09.2006** *港幣千元* （未經審核）	01.04.2005 至 30.09.2005 *港幣千元* （未經審核）
營業額	2	**1,479,301**	836,532
銷售成本		**(1,197,811)**	(721,129)
毛利		**281,490**	115,403
其他收益	3	**10,978**	13,508
分銷成本		**(131,446)**	(33,282)
行政費用		**(59,688)**	(39,235)
應佔聯營公司虧損		**1,089**	(3)
融資成本		**(5,807)**	(2,144)
除稅前溢利		**96,616**	54,247
稅項	5	**(11,157)**	(2,751)
本期間淨溢利		**85,459**	51,496
應佔份額：			
本公司股東		**81,906**	51,029
少數股東權益		**3,553**	467
		85,459	51,496
每股盈利			
－基本	6	**10.8**港仙	6.7港仙
－攤薄	6	**10.4**港仙	6.5港仙
中期股息每股	7	**4.5**港仙	3.0港仙

綜合資產負債表

於二零零六年九月三十日

	附註	於 30.9.2006 港幣千元 (未經審核)	於 31.3.2006 港幣千元 (經審核)
資產及負債			
非流動資產			
投資物業		**76,500**	76,500
物業、機器及儀器	8	**308,760**	294,734
預付租賃款項		**4,257**	4,257
產品發展成本		**1,300**	1,300
商譽		**40,674**	9,149
應佔聯營公司權益		**9,791**	1,701
可供出售之金融資產		**24,099**	24,099
遞延稅項資產		**1,929**	1,929
收購子公司之訂金		**–**	15,537
		467,310	429,206
流動資產			
存貨		**544,149**	376,034
待售物業		**1,453**	1,453
應收賬項、按金及預付款項	9	**766,706**	293,323
預付地價		**121**	121
應收聯營公司賬項		**2,800**	2,940
可收回稅款		**2,490**	2,089
可供出售之投資		**2,489**	150
持作買賣之投資		**26,566**	27,767
衍生金融工具		**20,895**	4,659
銀行結存及現金		**153,059**	81,745
		1,520,728	790,281

	附註	於 30.9.2006 港幣千元 （未經審核）	於 31.3.2006 港幣千元 （經審核）
流動負債			
應付賬款及應計費用	10	**636,636**	252,391
應付聯營公司賬項		**2,809**	2,809
衍生金融工具		**601**	454
應付税項		**31,094**	4,478
一年內到期之貸款		**515,175**	220,792
銀行透支		**3,538**	2,311
		1,189,853	483,235
流動資產淨值		**330,875**	307,046
總資產減流動負債		**798,185**	736,252
非流動負債			
遞延税項負債		**4,488**	7,558
資產淨值		**793,697**	728,694
資本及儲備			
股本	11	**303,128**	304,352
股份溢價及儲備		**483,208**	422,825
本公司股權持有人應佔總權益		**786,336**	727,177
少數股東權益		**7,361**	1,517
總權益		**793,697**	728,694

綜合權益變動表

	股本	股份溢價	合併儲備	商譽	投資重估儲備	其他物業重估儲備	換算儲備	購股權儲備	股本贖回儲備	累積溢利	少數股東權益	總計
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
本集團												
於二零零五年三月三十一日	305,043	83,782	37,138	(3,688)	–	1,682	10,126	–	47,812	199,919	1,553	683,367
兌換海外業務所產生之匯兌差額及收入直接在權益確認	–	–	–	–	–	–	1,499	–	–	–	–	1,499
購回股份	(1,754)	–	–	–	–	–	–	–	–	–	–	(1,754)
購回股份產生之股本贖回儲備	–	–	–	–	–	–	–	–	1,754	(1,754)	–	–
購回股份之溢價	–	–	–	–	–	–	–	–	–	(942)	–	(942)
本年度溢利	–	–	–	–	–	–	–	–	–	51,029	467	51,496
已付股息	–	–	–	–	–	–	–	–	–	(15,171)	–	(15,171)
於二零零五年九月三十日	303,289	83,782	37,138	(3,688)	–	1,682	11,625	–	49,566	233,081	2,020	718,495
可供出售投資公平值減少	–	–	–	–	(35)	–	–	–	–	–	–	(35)
兌換海外業務所產生之匯兌差額及收入直接在權益確認	–	–	–	–	–	–	583	–	–	–	–	583
因行使購股權發行之股份	1,800	405	–	–	–	–	–	–	–	–	–	2,205
在股本權益確認以股本結算之股份付款	–	–	–	–	–	–	–	3,392	–	–	–	3,392
租賃物業轉入投資物業之公平值增加	–	–	–	–	–	325	–	–	–	–	–	325
購回股份	(737)	–	–	–	–	–	–	–	–	–	–	(737)
購回股份股本贖回儲備	–	–	–	–	–	–	–	–	737	(737)	–	–
購回股份之溢價	–	–	–	–	–	–	–	–	–	(344)	–	(344)
本年度溢利	–	–	–	–	–	–	–	–	–	28,112	(503)	27,609
已付股息	–	–	–	–	–	–	–	–	–	(22,799)	–	(22,799)
於二零零六年三月三十一日	304,352	84,187	37,138	(3,688)	(35)	2,007	12,208	3,392	50,303	237,313	1,517	728,694
購回股份	(1,224)	–	–	–	–	–	–	–	–	–	–	(1,224)
兌換海外業務所產生之匯兌差額及收入直接在權益確認	–	–	–	–	–	–	3,467	–	–	–	–	3,467
購回股份股本贖回儲備	–	–	–	–	–	–	–	–	1,224	(1,224)	–	–
購回股份之溢價	–	–	–	–	–	–	–	–	–	(2,255)	–	(2,255)
本年度溢利	–	–	–	–	–	–	–	–	–	81,906	5,844	87,750
已付股息	–	–	–	–	–	–	–	–	–	(22,735)	–	(22,735)
於二零零六年九月三十日	303,128	84,187	37,138	(3,688)	(35)	2,007	15,675	3,392	51,527	293,005	7,361	793,697

綜合現金流量表

截至二零零六年九月三十日止六個月

	截至九月三十日止六個月	
	30.09.2006	30.09.2005
	港幣千元	*港幣千元*
	（未經審核）	（未經審核）
經營業務（使用）之淨現金	**(137,568)**	(124,215)
營運產生之（所用）現金淨額	**(60,514)**	(21,482)
融資之現金淨流入	**268,169**	184,615
現金及現金等值之增加	**70,087**	38,918
於四月一日現金及現金等值金額	**79,434**	57,551
於九月三十日現金及現金等值金額	**149,521**	96,469
現金及現金等值金額結餘分析		
現金及銀行結存	**153,059**	97,270
銀行透支	**(3,538)**	(801)
	149,521	96,469

賬目附註

截至二零零六年九月三十日止六個月

1. 編製基準及會計政策

未經審核簡明綜合財務報表乃根據會計師公會頒布之會計準則（「會計準則」）第34號「中期財務報告」編製。

簡明綜合財務報表應與截至二零零六年三月三十一日止年度之財務報表一併參閱。

除採用若干於二零零六年一月一日或之後開始之會計期間生效之準則之修訂及詮釋外，本集團編製該等簡明綜合財務報表所採用之會計政策及計算方法，與編製截至二零零六年三月三十一日止年度之財務報表所採用者一致。

本集團會計政策變動及因採用該等新政策之影響載列於以下附註2。

會計政策變動

期內，本集團採用多項與其業務相關，並於二零零六年一月一日或之後開始之會計期間生效之準則之修訂及詮釋。採用該等準則之修訂及詮釋對即期間或過往會計期間業績及財務狀況之編製及呈列方式並無重大影響。因此，無須進行過往年度調整。

香港會計準則第21號（修訂本）	境外業務之投資淨值
香港會計準則第39號及香港財務報告準則第4號（修訂本）	財務擔保合約
香港財務報告準則－詮釋第4號	釐定某項安排是否包括租賃

本集團並未於此等簡明綜合財務報表內，提前採用下列已公佈但尚未生效之新訂準則、準則之修訂及詮釋：

香港會計準則第1號（修訂本）	資本披露
香港財務報告準則第7號	金融工具：披露事項
香港（國際財務報告詮釋委員會）－詮釋第8號	香港財務報告準則第2號之範圍
香港（國際財務報告詮釋委員會）－詮釋第9號	重估內含衍生工具

2. 分類資料

業務分佈

本集團由三個分部組成，分別是電子產品設計、製造及銷售、證券買賣及物業發展。本集團之分類資料主要報告這三分部之資料。

主要業務如下:

截至二零零六年九月三十日止六個月

	電子產品設計、製造及銷售 *港幣千元*	證券買賣 *港幣千元*	物業發展 *港幣千元*	合計 *港幣千元*
營業額	**1,458,734**	**20,567**	**–**	**1,479,301**
分部業績	**100,041**	**607**	**–**	**100,648**
利息收入				**686**
應佔聯營公司溢利				**1,089**
融資成本				**(5,807)**
除税前溢利				**96,616**
税項				**(11,157)**
本期間淨溢利				**85,459**

截至二零零五年九月三十日之六個月

	電子產品設計、製造及銷售 *港幣千元*	證券買賣 *港幣千元*	物業發展 *港幣千元*	合計 *港幣千元*
營業額	826,208	10,324	–	836,532
分部業績	55,958	1,088	(143)	56,903
利息收入				236
未分配之公司支出				(745)
應佔聯營公司虧損				(3)
融資成本				(2,144)
除税前溢利				54,247
税項				(2,751)
本期間淨溢利				51,496

3. 其他收益

	截至九月三十日止六個月	
	2006	2005
	港幣千元	*港幣千元*
其他收益包括下列各項:		
出售固定資產虧損	**(4)**	(2,468)
投資證券之未變現(虧損)收益	**(2,033)**	758
投資證券已確認減值虧損	**–**	(52)

4. 折舊及攤銷

於本期間，本集團就名下物業、廠房及設備及產品開發成本於綜合收益表內扣除約26,106,000港元(截至二零零五年九月三十日止六個月:18,504,000港元)之折舊。

5. 税項

	截至九月三十日止六個月	
	2006	2005
	港幣千元	*港幣千元*
税項支出包括:		
香港利得税	**4,400**	1,505
本期間其他司法區之税項	**6,757**	1,246
本公司及其附屬公司之利得税	**11,157**	2,751

香港利得税乃根據本期間之估計應課税溢利按税率17.5%(二零零五年:17.5%)計算。

其他司法區之税項乃按個別司法區之現行税率計算。

6. 每股盈利

每股之基本及攤薄溢利乃根據以下資料計算:

	截至九月三十日止六個月	
	2006	2005
本期間溢利及為計算每股基本及攤薄後溢利之盈利	**81,906,000港元**	51,029,000港元
為計算每股基本溢利之加權平均數股份數目	**758,361,559**	759,626,011
購股權潛在攤薄影響股份之數目	**33,068,091**	31,767,657
為計算每股攤薄後溢利之加權平均數股份數目	**791,429,650**	791,393,668

7. 中期股息

董事局宣佈派發截至二零零七年三月三十一日止年度之中期股息每股4.50港仙(二零零六年三月三十一日止年度:3.00港仙)給予於二零零七年一月十九日在股東名冊上之股東。

8. 物業、機器及儀器

	截至九月三十日止六個月	
	2006	2005
	港幣千元	*港幣千元*
於年度初期賬面淨值	**294,734**	297,157
重新分類為預付租賃款項轉出	**–**	(5,094)
匯兑調整	**2**	2
添置	**40,254**	28,020
出售	**(352)**	(42,306)
折舊	**(26,106)**	(18,331)
出售撤除折舊	**228**	33,810
	308,760	293,258

9. 應收賬項、按金及預付款項

於二零零六年九月三十日,應收賬項、按金及預付款項中包括貿易賬項702,405,000港元(二零零六年三月三十一日:252,264,000港元)。本集團給予貿易客戶之信貸賬期最長為90日,視乎所出售產品而定。本集團之應收貿易賬款之賬齡分析如下:

	30/9/2006	31/3/2006
	(未經審核)	(經審核)
	港幣千元	*港幣千元*
0－30日	**569,700**	194,355
31－60日	**63,157**	21,267
61－90日	**31,641**	10,560
超過90日	**37,907**	26,082
	702,405	252,264

10. 應付賬款及應計費用

於二零零六年九月三十日,應付賬項及應計費用包括貿易賬款389,575,000港元(二零零六年三月三十一日:211,357,000港元)。於結算日應付貿易賬款之賬齡分析如下:

	30/9/2006	31/3/2006
	(未經審核)	(經審核)
	港幣千元	*港幣千元*
0－30日	**336,026**	94,875
31－60日	**34,768**	44,773
61－90日	**13,781**	23,796
超過90日	**5,000**	47,913
	389,575	211,357

11. 股本

	股份數目	已發行及繳足股本 *港幣千元*
於二零零六年四月一日結餘	760,880,614	304,352
回購股份	(3,060,000)	(1,224)
於二零零六年九月三十日結餘	757,820,614	303,128

本年度內，本公司在香港聯合交易所有限公司購回本公司股本詳情如下：

月份	購回股份數目	每股價格 最低價 *港元*	最高價 *港元*	總額 *港元*
二零零六年五月	765,000	1.11	1.13	856,650
二零零六年六月	2,295,000	1.11	1.16	2,621,850
	3,060,000			3,478,500

12. 資本承擔

	30/9/2006 **(未經審核)** *港幣千元*	31/3/2006 (經審核) *港幣千元*
已簽約但未在財務報告撥備之收購物業、廠房及設備之資本費用	**3,941**	3,104
已簽約但未在財務報告撥備之收購附屬公司之資本費用	–	7,769

13. 或然負債

本集團於二零零六年九月三十日止六個月半年度及二零零六年三月三十一日年度，並沒有或然負債。

14. 有關連人士交易

本集團於本六個月期間內並無進行重要之有關連人士交易。

暫停辦理股份過戶登記手續

本公司將於二零零七年一月十六日(星期二)至二零零七年一月十九日(星期五),包括首尾兩天在內,暫停辦理股份之過戶登記手續。為確保收取中期股息之權利,所有填妥之股份過戶文件連同有關之股票,必須於二零零七年一月十五日(星期一)下午四時前送達本公司之香港股份過戶登記分處秘書商業服務有限公司,地址為香港灣仔皇后大道東28號金鐘匯中心26樓,辦理過戶手續。

股息單將於二零零七年一月二十五日派發予每位股東。

業務回顧

集團業績

董事局欣然報告,本集團於本期間營業額及股東應佔溢利,均取得令人非常鼓舞的數額。

截至二零零六年九月三十日止六個月內,集團錄得營業額約為十四億八千萬港元。與去年同期,約為八億三千七百萬港元比較,增長77%。股東應佔溢利為81,906,000港元,去年同期則為51,029,000港元。與去年同期比較,增長多60.5%。

電子部門

於本期間,集團核心業務,電子部門錄得十四億六千萬港元營業額,與去年同期八億二千六百萬港元比較,增長77%。引致營業額大幅增長之因素包括:

- 市場對TFT手提式DVD機及電視DVD組合機需求強勁;
- 建立主要生產商地位並直接售與北美及歐洲主要買家;
- 以高增值之MP3機替代低價值之音響產品;
- 引入「青年電子產品」系列進入年青人市場;
- 新收購之美國附屬公司,Singing Machine Company Inc.,作出一億一千一百萬港元營業額之貢獻。

電子部門除利息,稅項及少數股東前部門溢利收入為100,041,000港元,與去年同期55,958,000港元比較,增加78.8%。下列為造成高盈利之因素:

- 強勁之銷售表現;
- 以高利潤如影視及青年電子產品系列代替低利潤產品;

- 直接售給主要客戶，去除中介服務，從而獲得較高毛利；

- 綜合賬併入Singing Machine Company Inc.收購後應佔除稅後淨盈利三百三十萬港元。

分銷成本，包括專利費用、營業佣金、倉租及運費，本期與上年同期比較，增幅顯著，佔營業額之比例，分銷成本由3.9%增至8.9%。費用增加之主要原因為專注影視產品銷售，需要支付專利費用。因直接售給主要客戶，保障客戶準時得到產品供應，而備存產品於公倉，亦增加倉租。

行政費用方面，若撇除期間首次拼合新收購之附屬公司，Singing Machine Company Inc.之一仟二百六十萬港元行政費用，則增長20%，主要為增強集團市場推廣隊伍費用。

證券買賣

部門期間錄得二千零六十萬港元營業額，分部貢獻為六十萬港元。

物業發展

期間沒有錄得成交紀錄。

展望

董事局對本財政年度下半年之表現樂觀。期待業務可繼續表現強勁。我們相信市場對影視產品需求依然強烈。我們將於二零零七年一月開始生產及推售已獲專利權之迪士尼產品，現在已獲得美國及加拿大之主要零售商已作出承諾購買此四個迪士尼最流行之角色系列產品。

於二零零七年一月拉斯維加斯之消費電子商品展，我們將推出兩個新產品系列－「廚房電子」及「數碼相架」產品。此兩個音響及影視產品系列，獲得主要客戶非常良好回應，我們亦有足產力使貨品於二零零七年一月赴運。我們有信心於將來繼續增強與現有客戶之業務往來，並開拓新客源及新的市場。

財務狀況

流動資金及財務資源

集團之財務狀況保持穩定。於二零零六年九月三十日，現金及存款及有價證券約為200,520,000港元（二零零六年三月三十一日：114,171,000港元）。

以總借款對比股東資金計算之資產負債比率為0.66(二零零六年三月三十一日:0.31),而本年度銀行借款淨額佔股東資金百分比則為0.46(二零零六年三月三十一日:0.19)。按流動資產對比流動負債計算之流動比率為1.28(二零零六年三月三十一日:1.64)。

於二零零六年九月三十日時銀行借款增加,主要為季節性因素,九月份為旺季開始,應收賬款大幅增加,待貨款回收後財政狀況將大為改善。

財政及資本結構

集團仍以保留溢利及銀行借貸作為營運資本。

於二零零六年九月三十日,集團獲銀行信貸額六億三千八百萬港元,其中五億三千六百萬港元已動用,全為一年內償還,並以流動利率以港元或美元計算。

由於集團絕大部份交易均以美元或港元為結算單位,匯兑風險很低。

資產抵押

於二零零六年九月三十日,本集團抵押若干資產及證券,其賬面值約為57,583,000港元(二零零六年三月三十一日:123,391,000港元)作為一般信貸服務及經紀股票戶口之擔保。

員工

於二零零六年九月三十日,本集團擁有員工共5,766人,其中5,619人受僱於中國,負責本集團之製造及分銷生意。

本集團為其員工提供之福利如員工保險、退休計劃、花紅、優先認股權計劃、在職訓練及訓練資助。

購買、出售或贖回上市證券

本年度內,本公司在香港聯合交易所有限公司購回本公司股本詳情如下:

月份	購回股份數目	每股價格 最低價 *港元*	 最高價 *港元*	總額 *港元*
二零零六年五月	765,000	1.11	1.13	856,650
二零零六年六月	2,295,000	1.11	1.16	2,621,850
	3,060,000			3,478,500

而該等購回股份已全部註銷,所以,本公司已發行股本之面值已相應減低。購回股份之折扣總額已轉入儲備。而相等於購回及註銷股份面值則由保留溢利轉撥往股本贖回儲備。

董事於本公司及相聯法團的股份、相關股份及債券之權益及淡倉

在二零零六年九月三十日，根據證券及期貨條例（「證券及期貨條例」）第XV部之定義及按本公司根據證券及期貨條例第352條而設之登記冊所記錄，或根據上市公司董事進行證券交易的標準守則另行通知本公司及聯交所，各董事及主要行政人員於本公司及聯繫公司之股份中之權益及淡倉如下：

	持有本公司股份數目				於二零零六年九月三十日佔發行股數之百分比
	個人權益	公司權益	其他權益	總數	
執行董事：					
劉錫康	75,131,572	3,018,090 (a) 10,100,415 (b)	168,114,050 (c)	256,364,127	33.83%
劉錫淇	37,265,929	3,018,090 (a) 10,100,415 (b)	–	50,384,434	6.65%
劉錫澳	35,059,107	3,018,090 (a) 10,100,415 (b)	–	48,177,612	6.36%
執行董事：					
韓相田	194,645	–	–	194,645	0.03%
獨立非執行董事：					
卓育賢	770,000	–	–	770,000	0.10%

附註：

(a) 該等股份乃透過由劉錫康、劉錫淇和劉錫澳（連同其他家族成員簡稱「劉氏家族」）實益擁有之公司K.K. Nominees Limited持有。因此，劉氏家族被視作擁有K.K. Nominees Limited所持有股份之權益。

(b) 該等股份乃透過劉氏家族實益擁有之公司Wincard Management Services Limited持有。因此，劉氏家族被視作擁有Wincard Management Services Limited所持有股份之權益。

(c) 該等股份由一全權信託基金實益擁有之公司Philip Lau Holdings Corporation直接或間接持有，該全權信託基金之受益人包括劉錫康及其聯繫人士。因此，劉錫康被視作擁有Philip Lau Holdings Corporation所持有股份之權益。

除上文所披露者及某些董事以本公司或其附屬公司受託人身份持有附屬公司若干代理人股份外，於二零零六年九月三十日，依據證券及期貨條例第352條或根據上市公司董事進行證券交易標準守則規定須存置之登記冊所載記錄顯示，並無董事知會本公司擁有本公司或聯繫公司之權益。

董事於購買股份之權利

根據本公司於二零零二年九月十二日舉行之股東特別大會所通過採用為期五年之購股權計劃，董事局可授予購股權給本集團任何有資格之員工，包括本公司及其附屬公司董事，認購本公司股份。所授予之購股權由授予購股權當日起計於五年內可行使。

於二零零六年九月三十日期間，根據計劃已授予之購股權變動情況如下：

授予人姓名	授予日期	行使價 港元	於二零零六年四月一日之購股權數目	於本期間授予之購股權數目	於二零零六年九月三十日之購股權數目
僱員	2.5.2003	0.40	1,700,500	–	1,700,500
	10.10.2003	0.86	15,144,000	–	15,144,000
	24.8.2004	0.808	3,000,000	–	3,000,000
	2.11.2004	0.814	2,650,000	–	2,650,000
	22.12.2005	0.80	4,910,000	–	4,910,000
	5.1.2006	0.89	19,160,000	–	19,160,000
	16.8.2006	1.15	–	500,000	500,000
			46,564,500	500,000	47,064,500

附註：

(1) 以上購股權由授出日起五年內行使。每位授予人所付購股權之代價為每股1港元。

(2) 購股權授出當日本公司於前一個交易日收市價為每股1.14港元。

(3) 本年度並無購股權被行使、失效或取消。

除上文所披露者外，本公司或其附屬公司於本期間任何時間既無參與訂立任何安排而使本公司之董事可藉收購本公司或其他法人團體之股份。

主要股東

於二零零六年九月三十日，根據本公司按證券及期貨條例第336條第十五部份規定而設置之主要股東權益及淡倉登記冊記錄所顯示，以下人仕（除上述披露有關董事所持之權益外）持有本公司已發行股本及相關股份百分之五或以上之股份權益。

姓名	持有普通股份之數目	於二零零六年九月三十日佔發行股本之百分比
謝清海	45,480,000	6.00%
李裕章	42,140,878	5.54%
惠理基金管理有限公司	45,480,000	6.00%

除上述外，於二零零六年九月三十日，根據「證券及期貨條例」第336條須予備存之登記冊，並無記錄其他人士在本公司之股份及相關股份中擁有任何權益及淡倉。

企業管治

截至二零零六年九月三十日止六個月內，本公司一直遵守上市規則附錄14所載之企業管治常規守則（「守則」），惟下文所述除外。

根據守則條文A.2.1，主席及行政總裁之職責須獨立分開，且不應由同一名人仕出任。主席及行政總裁之職責須分別清楚列明。劉錫康先生現時出任本公司之主席兼行政總裁。基於目前商業運作情況與本集團之規模，董事局相信，由劉錫康先生出任本集團之主席與行政總裁是可以接受及符合本集團之最大利益。董事局將會定期檢討這情況。

董事進行證券交易之標準守則

本公司已採納上市規則附錄10所載之上市公司董事進行證券交易之標準守則（「標準守則」），規管董事進行之證券交易。經作出具體查詢後，所有董事確認彼等於截至二零零六年九月三十日止六個月內一直遵守標準守則所規定之準則。

審核委員會

本公司已經成立審核委員會包括韓相田先生，何厚鏘先生及陳澤仲先生。本公司審核委員會與管理人員已審閱本集團所採納之會計政策及實務與及討論審計，內部監控及財務報告等事項包括截至二零零六年九月三十日六個月止之中期報告。

董事局

於此報告日，董事局成員包括三名執行董事，分別為劉錫康先生，劉錫淇先生和劉錫澳先生；一名非執行董事韓相田先生及三名獨立非執行董事，分別為何厚鏘先生，陳澤仲先生及卓育賢先生。

承董事局命
劉錫康
主席

香港，二零零六年十二月十九日